Susan Glatthorn Johnson
                                             Vice President
                                             Echelon International Corporation
                                             Phone: 813-803-8250
                                             E-mail: sjohnson@echelonintl.com

                                             Brian James
                                             Vice President
                                             Padilla Speer Beardsley Inc.
                                             Phone: 612-872-3720
                                             E-mail: bjames@psbpr.com


FOR IMMEDIATE RELEASE


              ECHELON INTERNATIONAL RESORTS FIRST-QUARTER RESULTS
          DEVELOPMENT OF NEW MULTI-FAMILY RESIDENTIAL COMMUNITIES AND
                       COMMERCIAL REAL ESTATE ON SCHEDULE


ST. PETERSBURG, Fla., May 12, 1998 - Echelon International Corporation (NYSE:
EIN), a real estate company focused on the development, ownership and management of multi-family residential and commercial real estate, today announced financial results for the first quarter ended March 31, 1998.

Net income was $3.4 million, or 50 cents per diluted share, compared to $3.9 million, or 57 cents per diluted share, for the same period in 1997. Revenues were $13.2 million, compared to $15.1 million in the same period last year which included a $4.1 million gain on the sale of a loan receivable. Revenues in the first quarter of 1998 reflect the sale of land in Carillon Park for $2.7 million, the sale of two aircraft engines in a joint venture in which Echelon has a 50 percent interest resulting in a gain to Echelon of $1.6 million, and a $1.5 million gain on sales of marketable securities.

Commenting on the quarter, Larry J. Newsome, Echelon senior vice president and chief financial officer, stated, "Our first quarter financial performance was in line with our expectations and consistent with our goal of achieving superior, long-term value for our stockholders. Our strong financial position coupled with our continued asset repositioning supports our aggressive multi-family residential and commercial real estate development. We've also made further progress with our strategy of liquidating non-strategic assets, as evidenced by the sale of two aircraft engines."


                                     -more-

Echelon International
First Quarter 1998 Earnings Release
Page 2

Darryl A. LeClair, Echelon chairman, president and chief executive officer, commented, "This is an exciting year for Echelon as we execute our plans to develop multi-family residential communities and grow our commercial real estate portfolio. Tomorrow, we will hold the grand opening of our first multi-family development, ECHELON AT BAY ISLE KEY, a 369-unit multi-family residential community. We've begun construction on our second multi-family development, ECHELON AT THE RESERVE, a 314-unit development in Carillon Park. Over the next five years, we expect to develop or acquire more than 20 multi-family residential communities throughout the southeast and southwest United States. In addition, the development of our two new commercial properties is on schedule. The construction of BAYBORO STATION (80,991 rentable square feet) is complete and SOUTHCORE COMMERCIAL (133,279 rentable square feet) will be complete in June 1998. These new commercial properties are 100 percent leased under long-term leases. Over the next five years, we expect to expand our commercial real estate portfolio by developing or acquiring 750,000 to 1,500,000 square feet of office space."

Echelon International Corporation is a real estate company with operations in the development, ownership and management of multi-family residential and commercial real estate. The Company also owns and manages a portfolio of aircraft leases and aircraft and real estate loans. Echelon's core growth strategy is to build its multi-family residential real estate portfolio and maximize the value of and grow its existing commercial real estate assets. The Company will continue to withdraw from the real estate and aircraft lending business to focus on its core real estate operations.

NOTE: CERTAIN STATEMENTS CONTAINED IN THIS PRESS RELEASE REGARDING OTHER THAN HISTORICAL FACTS ARE FORWARD-LOOKING STATEMENTS AND ARE MADE UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. SUCH STATEMENTS, INCLUDING THOSE CONCERNING ECHELON'S EXPECTED SOURCES AND USES OF FUNDS AND CAPITAL EXPENDITURES AND ITS BUSINESS STRATEGY INCLUDING ITS PLANS TO GRADUALLY WITHDRAW FROM THE AIRCRAFT AND REAL ESTATE LENDING BUSINESS AND FOCUS ON ITS CORE REAL ESTATE OPERATION, INVOLVE RISKS AND UNCERTAINTIES. THE ACTUAL STRATEGIES AND THE TIMING AND EXPECTED RESULTS OF SUCH MAY DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THOSE IDENTIFIED ON PAGE 13 OF THE COMPANY'S ANNUAL REPORT.

                                     -more-

Echelon International
First Quarter 1998 Earnings Release
Page 3



                       ECHELON INTERNATIONAL CORPORATION

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)


                                               THREE MONTHS ENDED
                                                    MARCH 31,
                                             1998                 1997
                                             ----                 ----
                                                   (unaudited)

Sales and revenues                         $ 13.2                $ 15.1
                                           =======               ======

Income before extraordinary item           $  3.4                $  4.7
Extraordinary item, net of tax               --                    (0.8)
                                           -------               ------
Net income                                 $  3.4                $  3.9
                                           =======               ======

Earnings per common share - basic
  and diluted:
Income before extraordinary item           $  0.50               $  0.69
Extraordinary item, net of tax               --                    (0.12)
                                           -------               -------
Net income                                 $  0.50               $  0.57
                                           =======               =======

Weighted average common shares
  outstanding (basic and diluted)             6.8                   6.8
                                           =======               =======


                     CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (IN MILLIONS)

                                          MARCH 31,            DECEMBER 31,
                                            1998                   1997
                                            ----                   ----
                                        (unaudited)


Cash and marketable securities             $ 51.0                $ 49.8
Total current assets                         96.5                  93.6
Real estate, leases, loans and other
    investments                             361.2                 362.7
Total assets                                461.0                 460.5
Total current liabilities                    37.1                  37.5
Long-term debt                               65.8                  64.9
Deferred income taxes                       141.8                 145.8
Stockholders' equity                        213.1                 209.1
Total liabilities and stockholders'
    equity                                  461.0                 460.5


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